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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BIG SKY TRANSPORTATION CO.
(Name of Subject Company (Issuer))

RANGER ACQUISITION CORP.,
a wholly owned subsidiary of
 MESABA HOLDINGS, INC.
(Name of Filing Persons (Offerors))

1996 Series Common Stock, no par value
(Title of Class of Securities)

089539 20 9
(CUSIP Number of Class of Securities)

Robert E. Weil
Mesaba Holdings, Inc.
Fifth Street Towers, Suite 1720
150 South Fifth Street
Minneapolis, MN 55402
(612) 333-0021
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Christopher C. Cleveland, Esq.
Brett D. Anderson, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 334-8400 (phone)
(612) 334-8650 (fax)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$3,500,000	$700

*
Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of 1996 Series Common Stock, no par value (the "Shares"), of Big Sky Transportation Co. (the "Company") at a price per Share of $2.60 in cash, without interest. As of October 28, 2002, there were (i) 1,249,482 Shares outstanding and (ii) 161,001 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid	$700	Filing Party:	Mesaba Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

 TENDER OFFER

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 29, 2002, as amended by Amendment No. 1 filed on November 18, 2002 (as amended, the "Schedule TO"), by Ranger Acquisition Corp., a Montana corporation ("Purchaser") and a wholly owned subsidiary of Mesaba Holdings, Inc., a Minnesota corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of 1996 Series Common Stock, no par value, of Big Sky Transportation Co., a Montana corporation (the "Company"), for a price of $2.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal.

Items 1 through 9 and 11.

        Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

        The Offer expired at midnight, New York City time, on Wednesday, November 27, 2002. Pursuant to the Offer, Purchaser will accept and promptly pay for 1,135,542 Shares, representing approximately 90.9% of the outstanding Shares. On November 29, 2002, Parent issued a press release announcing the closing of the tender offer and that it expects to complete the merger of Purchaser into the Company during the week of December 1, 2002.

        The full text of Parent's November 29, 2002 press release is attached as Exhibit (a)(7) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)*	Offer to Purchase, dated October 29, 2002.
(a)(2)*	Letter of Transmittal.
(a)(3)*	Notice of Guaranteed Delivery.
(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release issued by Parent on November 29, 2002.
(b)	Not applicable.
(d)(1)*	Agreement and Plan of Merger among the Parent, Purchaser and Company, dated September 26, 2002 (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(d)(2)*	Form of Shareholder Agreement, dated as of September 26, 2002, by and between Parent and each shareholder who beneficially owns more than five (5) percent of the Company's outstanding stock and each executive officer and director of the Company (incorporated by reference to Exhibit 2 to the Report on Form 8-K of Parent filed on September 27, 2002).
(d)(3)*	Non-Disclosure Agreement dated as of July 26, 2002, by and between the Company and Parent.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2002

MESABA HOLDINGS, INC.
By:	/s/ ROBERT E. WEIL
Robert E. Weil Vice President, Chief Financial Officer and Treasurer
RANGER ACQUISITION CORP.
By:	/s/ ROBERT E. WEIL
Robert E. Weil President

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TENDER OFFER
SIGNATURE